                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 3)

                   Under the Securities Exchange Act of 1934

                     PROJECT SOFTWARE & DEVELOPMENT, INC.
                     ------------------------------------
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                  743 39P 101
                                  -----------
                                (CUSIP Number)

                     Robert L. Daniels, 20 University Road
                     -------------------------------------
                   Cambridge, Massachusetts 02138 (617) 661-1444
                   ---------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               November 25, 1997
                             ---------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 743 39P 101                                    PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert L. Daniels, in his individual capacity

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,117,002

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,139,631

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,139,631

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      21.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 10 pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 743 39P 101                                    PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Susan H. Daniels, in her individual capacity

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            35,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             35,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,051,129
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,051,629

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 3 of 10 pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 743 39P 101                                    PAGE 4 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert L. Daniels, as Trustee of the 1996 Daniels Voting Trust

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,038,758

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,016,129
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,038,758

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 4 of 10 pages

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 743 39P 101                                    PAGE 5 OF 10 PAGES
-----------------------                                  ---------------------

     This Amendment No. 3, dated November 25, 1997, hereby amends the Schedule 13D filed by Robert L. Daniels, Susan H. Daniels and Robert L. Daniels, as trustee of the 1996 Daniels Voting Trust. The amendments to items 2 and 5 reflect the transfers and sales of shares described in item 5(c) below; the amendment to item 4 reflects a change in the plans of Robert L. Daniels and Susan H. Daniels with respect to the possible sale of their shares; the amendment to item 6 reflects an agreement with respect to certain of the shares owned by Robert L. Daniels.

ITEM 2.   IDENTITY AND BACKGROUND

     Item 2 is hereby amended to read in its entirety as follows:

           This Schedule is being filed pursuant to Rule 13d-1(a) on behalf of each of Robert L. Daniels, in his individual capacity, Susan H. Daniels, in her individual capacity, and Robert L. Daniels, as Trustee of the 1996 Daniels Voting Trust. Under Section 13(d) of the Securities Exchange Act of 1934, Robert L. Daniels, Susan H. Daniels and Robert L. Daniels, as Trustee of the 1996 Daniels Voting Trust, may be deemed to be a "group."

           Mr. Daniels is the Trustee of the 1996 Daniels Voting Trust. There are 2,038,758 shares subject to the 1996 Daniels Voting Trust of which 1,022,629 are owned beneficially by Mr. Daniels and 1,016,129 shares are owned beneficially by Mrs. Daniels. Mr. Daniels owns 1,117,002 shares of common stock of the issuer free of trust and as a result of the transactions described in 5(c) below, Mrs. Daniels owns 35,000 shares free of trust. Robert L. Daniels and Susan H. Daniels are divorced.

           Each of Robert L. Daniels, Susan H. Daniels and Robert L. Daniels, as Trustee of the 1996 Daniels Voting Trust disclaims beneficial ownership of all shares owned by the others for purposes of Section 16 of the Securities Exchange Act of 1934, as amended.

           (a)  Robert L. Daniels

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 743 39P 101                                    PAGE 6 OF 10 PAGES
-----------------------                                  ---------------------

           (b)  20 University Road, Cambridge, Massachusetts 02138

           (c)  Director, Project Software & Development, Inc.,
                20 University Road, Cambridge, Massachusetts 02138

           (d) Mr. Daniels has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) Mr. Daniels has not during the last five years been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

           (f)  Mr. Daniels is a citizen of the United States of America.

           (a)  Susan H. Daniels

           (b)  33 Circuit Road, Brookline, Massachusetts  02167

           (c)  At home.

           (d) Mrs. Daniels has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) Mrs. Daniels has not during the last five years been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 743 39P 101                                    PAGE 7 OF 10 PAGES
-----------------------                                  ---------------------

           (f)  Mrs. Daniels is a citizen of the United States of America.

           The 1996 Daniels Voting Trust is a voting trust created under the laws of the Commonwealth of Massachusetts. Its address is Robert L. Daniels, Trustee, 1996 Daniels Voting Trust, 20 University Road, Cambridge, Massachusetts 02138. The 1996 Daniels Voting Trust has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors). The 1996 Daniels Voting Trust has not during the last five years been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

ITEM 4.   PURPOSE OF TRANSACTION

     Item 4 is hereby amended to read in its entirety as follows:

           The 1996 Daniels Voting Trust replaces the 1994 Daniels Voting Trust, which terminated on or about August 19, 1996.

           Robert L. Daniels and Susan Daniels have concluded that they would support a sale of the Company at an appropriate premium over the current market prices for its shares as being in the stockholders' best interests. They expect to speak to others, including stockholders, about the possible sale of the Company. Mr. Daniels also intends to nominate a candidate for election to the Company's Board of Directors at the next annual meeting who supports Mr. Daniel's position regarding a sale of the Company at a premium price.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended to read in its entirety as follows:

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 743 39P 101                                    PAGE 8 OF 10 PAGES
-----------------------                                  ---------------------

           (a)  Shares beneficially owned:

                    Robert L. Daniels      2,139,631  (21.7%)
                    Susan H. Daniels       1,051,129  (10.7%)
                    Robert L. Daniels,
                    Trustee of the
                    1996 Daniels Voting
                    Trust                  2,038,758  (20.7%)

           Percentages are based on the number of shares of common stock outstanding as of July 31, 1997 (9,842,383) as contained in the issuer's Form 10-Q for the quarter ended June 30, 1997, the most recent filing by the issuer with the Commission.

           (b)  Number of shares as to which each person has:

               (i)  Sole power to vote or direct the vote:

                    Robert L. Daniels      1,117,002
                    Susan H. Daniels          35,000
                    Robert L. Daniels,
                    Trustee of the
                    1996 Daniels Voting
                    Trust                  2,038,758

               (ii) Shared power to vote or direct the vote:

                    Robert L. Daniels          None
                    Susan H. Daniels           None
                    Robert L. Daniels,
                    Trustee of the
                    1996 Daniels Voting
                    Trust                     None

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 743 39P 101                                    PAGE 9 OF 10 PAGES
-----------------------                                  ---------------------

               (iii) Sole power to dispose or direct the disposition of:

                    Robert L. Daniels        2,139,631
                    Susan H. Daniels            35,000
                    Robert L. Daniels,
                    Trustee of the
                    1996 Daniels Voting
                    Trust                     None

               (iv) Shared power to direct the disposition of:

                    Robert L. Daniels        None
                    Susan H. Daniels         1,016,129*
                    Robert L. Daniels,
                    Trustee of the
                    1996 Daniels Voting
                    Trust                    1,016,129*

     * These shares are subject to certain restrictions on transfer contained in the 1996 Daniels Voting Trust Agreement.

     (c) On May 28, 1997, Susan Daniels sold 6,000 shares of the Company's Common Stock at $20.12 per share.

     On December 27, 1996, Susan Daniels gifted 2,500 shares of the Company's Common Stock to a charitable foundation.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       Item 6 is amended to add the following:

          On or about October 2, 1996, Robert L. Daniels granted an option on 4,000 of the common shares of the Company owned by him to Alan L. Stanzler, Esquire for service rendered to the Company and Mr. Daniels. The terms of the option are reflected in a letter attached hereto as
          Exhibit 3.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 743 39P 101                                   PAGE 10 OF 10 PAGES
-----------------------                                  ---------------------

                                 SIGNATURE

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to him or her is true, complete and correct.

November 25, 1997


                                                  /s/ Robert L. Daniels
                                                  ------------------------------
                                                  Robert L. Daniels



                                                  /s/ Robert L. Daniels
                                                  ------------------------------
                                                  Susan H. Daniels

                                                  THE 1996 DANIELS VOTING TRUST



                                                  By: /s/ Robert L. Daniels
                                                     ___________________________
                                                     Robert L. Daniels, as
                                                       Trustee